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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*



                          DATA DOCUMENTS INCORPORATED
- ------------------------------------------------------------------------------
                                (Name of Issuer)


                            COMMON STOCK ($0.01 PAR)
- ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  237669 10 6
                        --------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with the statement /  /.
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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                                  SCHEDULE 13G


CUSIP No.  237669 10 6                                      Page 2 of 6 Pages
           -----------

- -------------------------------------------------------------------------------
               NAME OF REPORTING PERSON
     1         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Barry Rodgers
- -------------------------------------------------------------------------------
               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
     2                                                                 (b) [ ]
- -------------------------------------------------------------------------------
               SEC USE ONLY
     3
- -------------------------------------------------------------------------------
               CITIZENSHIP OR PLACE OF ORGANIZATION
     4
               U.S.A.
- -------------------------------------------------------------------------------
                            SOLE VOTING POWER
                        5
                            298,690 shares
  NUMBER OF    -----------------------------------------------------------------
   SHARES                   SHARED VOTING POWER
 BENEFICIALLY           6
  OWNED BY                  0 shares
    EACH       -----------------------------------------------------------------
  REPORTING                 SOLE DISPOSITIVE POWER
   PERSON               7
    WITH                    298,690 shares
               ----------------------------------------------------------------
                            SHARED DISPOSITIVE POWER
                        8
                            0 shares
- -------------------------------------------------------------------------------
               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9
               298,690 shares
- -------------------------------------------------------------------------------
               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
    10         SHARES*                                                      [ ]

- -------------------------------------------------------------------------------
               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    11
               298,690 / 9,290,850 = 3.2%
- -------------------------------------------------------------------------------
               TYPE OF REPORTING PERSON*
    12
               Individual (IN)
- -------------------------------------------------------------------------------




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CUSIP No. 237669 10 6                                             Page 3 of 6


ITEM 1(A).       NAME OF ISSUER.

                          Data Documents Incorporated

ITEM 1(B).       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                          4205 South 96th Street
                          Omaha, Nebraska 68127

ITEM 2(A).       NAME OF PERSON FILING.

                          Barry Rodgers

ITEM 2(B).       ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                 RESIDENCE.

                          c/o Commercial Energy Products
                          1400 Village Way, Suite H
                          Santa Ana, California 92705

ITEM 2(C).       CITIZENSHIP.

                          U.S.A.

ITEM 2(D).       TITLE OF CLASS OF SECURITIES.

                          Common Stock

ITEM 2(E).       CUSIP NUMBER.

                          237669 10 6

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B),
         CHECK WHETHER THE PERSON FILING IS A:   *

                 (a)      [ ]     Broker or Dealer registered under Section 15
                                  of the Act

                 (b)      [ ]     Bank as defined in section 3(a)(6) of the Act

                 (c)      [ ]     Insurance Company as defined in section
                                  3(a)(19) of the Act

                 (d)      [ ]     Investment Company registered under section 8
                                  of the Investment Company Act

                 (e)      [ ]     Investment Adviser registered under section
                                  203 of the Investment Advisers Act of 1940





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CUSIP No. 237669 10 6                                              Page 4 of 6


                 (f)      [ ]     Employee Benefit Plan, Pension Fund which is
                                  subject to the provisions of the Employee
                                  Retirement Income Security Act of 1974 or
                                  Endowment Fund

                 (g)      [ ]     Parent Holding Company, in accordance with
                                  Section 240.13d-1(b)(1)(ii)(G)

                 (h)      [ ]     Group, in accordance with Section
                                  240.13d-1(b)(1)(ii)(H)

                  *               Not Applicable


ITEM 4.  OWNERSHIP

         If the percent of the class owned, as of December 31 of the year covered by this statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

                 (a)      Amount Beneficially Owned: 298,690 shares

                 (b)      Percent of Class: 3.2%

                 (c)      Number of shares as to which such person has:

                          (i)     Sole power to vote or to direct the vote

                                           298,690 shares

                          (ii)    Shared power to vote or to direct the vote

                                           0 shares

                          (iii) Sole power to dispose or to direct the disposition of

                                           298,690 shares

                          (iv) Shared power to dispose or to direct the disposition of

                                           0 shares





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CUSIP No. 237669 10 6                                             Page 5 of 6


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

         Not Applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

         Not Applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

         Not Applicable.

CUSIP No. 237669 10 6                                              Page 6 of 6


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.

         Not Applicable.


ITEM 10. CERTIFICATION.

         The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

                 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                   Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of July 20, 1996.

                                        July 20, 1996
                                        --------------------------------------
                                        Date

                                        /s/ Barry Rodgers
                                        --------------------------------------
                                        Signature


                                        Barry Rodgers
                                        --------------------------------------
                                        Name